1320 Centre Street, Suite 202 Newton, MA 02459 Phone: 617-243-0060 Fax: 617-243-0066

May 14, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC  20549

Attn:       Lynn Dicker

Re:          Precision Optics Corporation, Inc.

Form 10-K for fiscal year ended June 30, 2009

Filed September 28, 2009

File No. 1-10647

Dear Ms. Dicker:

I am corporate counsel for Precision Optics Corp. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Form 10-K for the fiscal year ended June 30, 2009, together with certain exhibits thereto (the “Annual Report”).

The Annual Report contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated April 13, 2010.

Set forth below is the Company’s response to the Staff’s comments.  The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Results of Operations for Fiscal Year ended June 30, 2009 compared to the Fiscal Year ended June 30, 2008, Page 18

Comment 1:           Although we note your disclosure that “higher sales” impacted your revenues for the period, there is no indication of how unit volumes and/or changes in selling prices attributed to the increase.  In future filings, please separately quantify the effects of volume and pricing changes on your results of operations.  Refer to Item 303(A)(3)(iii) of Regulation S-K.

Response 1:          The Company has amended the Annual Report to comply with the Staff’s comment.

Report of Independent Registered Public Accounting Firm, Page 25

Comment 2:           We note that although you have included your financial statement for the fiscal year ended June 30, 2008, you have not included an audit report that covers these financial statements.  Please amend your filing to include an audit report that covers the financial statements as of and for the fiscal year ended June 30, 2008.  Refer to Rule 8-02 of Regulation S-X.

Response 2:          The Company has amended the Annual Report to comply with the Staff’s comment.

Note 2, 10% Senior Secured Convertible Notes

Comment 3:           We note your disclosure includes the conversion rate and how the proceeds were allocated between the notes and warrants based on relative fair values.  However, in future filings, please provide a clear description of all the material terms of the convertible notes, including but not limited to, at whose option the notes are convertible, the conditions under which you or the holder may convert into common shares, and all conditional that may result in adjustments to the conversion rate, as well as any condition under which you or the holder may accelerate payments of the notes.  Please refer to the guidance provided in the Division of Corporation Finance’s Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf .

Response 3:          The Company has revised Note 2 of the financial statements of the Annual Report to comply with the Staff’s comment.

Management’s Annual Report on Internal Control over Financial Reporting

Comment 4:           We note your disclosure here related to management’s report on internal control over financial reporting as of June 30, 2009.  However, we do not see where you have made a clear and definite statement as to whether your internal control over financial reporting was effective or not effective as of June 30, 2009.  While we note the phrase “including internal control over financial reporting” included within the disclosure of you management’s conclusion of your disclosure controls and procedures in the Evaluation of Disclosure Controls and Procedures section, please note that Item 308T of Regulation S-K has a separate requirement from that of Item 307 of Regulation S-K.  Item 307 of Regulation S-K requires you to disclose the conclusion of you principle executive and principal financial officers regarding the effectiveness of you disclosure controls and procedures, and Item 308T of Regulation S-K requires you to provide management’s annual reporting on internal control over financial reporting that includes management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.  Further, we note that while there is significant overlap between your disclosure controls and procedures and your internal controls over financial reporting, it is unlikely that the two are identical or that all of your internal controls over financial reporting would represent a subset of your disclosure controls and procedures.  For these reason, the disclosure we referenced from the Evaluation of Disclosure Controls and Procedures section may not be appropriate and may be confusing to investors.  Please amend your filing to provide management’s conclusion regarding the effectiveness of your internal control over financial reporting as of June 30, 2009, preferably within Management’s Annual Report on Internal Control over Financial Reporting, and revise your management’s conclusion on your disclosure controls and procedures to remove the confusing language.  Refer to Item 308T(a)(3) of Regulation S-K.

Response 4:          The Company has complied with the Staff’s comments.

If you have further questions or comments, please feel free to contact me at (617) 243-0060.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly, Counsel to the Company